# SEC Schedule 13D/A (Amendment No. 15) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TSAKOS ENERGY NAVIGATION LIMITED, CIK 0001166663
CUSIP: G9108L173
Title of class of securities: Common Shares, par value $5.00 per share
Address of issuer's principal executive offices: 367 SYNGROU AVENUE, Athens, Greece (J3), 175 64
Date of event which requires filing of this statement: 05/16/2025
Filed by CIK 0001207912
Persons authorized to receive notices and communications: George Saroglou, c/o Tsakos Energy Navigation Limited, 367 Syngrou Avenue, Athens, Greece (J3), 175 64, 011 30210 940 7710; Finnbarr D. Murphy, Esq., Goodwin Procter LLP, 620 Eighth Avenue, New York, New York (NY), 10018, (212) 459-7257

## Reporting persons
- REDMONT TRADING CORP. (CIK 0001207909): type of reporting person: corporation (CO); citizenship or place of organization: Liberia (N0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 738,001; sole dispositive power 0; shared dispositive power 738,001; aggregate amount beneficially owned 738,001 (2.4% of the class); the aggregate amount excludes certain shares
- FIRST TSAKOS INVESTMENTS INC. (CIK 0001207906): type of reporting person: other (OO); citizenship or place of organization: Liberia (N0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,485,002; sole dispositive power 0; shared dispositive power 2,485,002; aggregate amount beneficially owned 2,485,002 (8.2% of the class); the aggregate amount excludes certain shares
- TSAKOS HOLDINGS FOUNDATION (CIK 0001207912): type of reporting person: other (OO); citizenship or place of organization: Liechtenstein (N2); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,223,003; sole dispositive power 0; shared dispositive power 3,223,003; aggregate amount beneficially owned 3,223,003 (10.7% of the class); the aggregate amount excludes certain shares

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value $5.00 per share
Name of issuer: TSAKOS ENERGY NAVIGATION LIMITED
Address of issuer's principal executive offices: 367 SYNGROU AVENUE, Athens, Greece (J3), 175 64
Comment:
Item 1 is hereby amended and restated in its entirety as follows:

This Amendment No. 15 (this "Amendment No. 15") to Schedule 13D (originally filed on March 20, 2002, subsequently amended and restated on September 8, 2005 and subsequently amended on October 12, 2005, October 25, 2005, December 13, 2005, February 9, 2006, November 29, 2006, July 3, 2008, November 5, 2010, February 24, 2011, May 3, 2012, April 5, 2016, April 12, 2018 and May 23, 2022 (the "Schedule 13D") relates to the common shares, par value $5.00 per share ("Common Shares"), of Tsakos Energy Navigation Limited, an exempted company organized under the laws of Bermuda (the "Company"). The principal executive office of the Company is located at 367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece. Information given in response to each item below shall be deemed incorporated by reference in all other items below. Capitalized terms used herein and not otherwise defined in this Amendment No. 15 shall have the meanings set forth in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2 is hereby amended and restated in its entirety as follows:

This Amendment No. 15 is being filed pursuant to a Joint Filing Agreement (attached as Exhibit 1 and incorporated herein by reference) by (i) Redmont Trading Corp. ("Redmont"); (ii) First Tsakos Investments Inc. ("First Tsakos"); and (iii) Tsakos Holdings Foundation ("Tsakos Holdings", and, together with Redmont and First Tsakos, the "Reporting Persons"), which persons may be deemed, but are not conceded, to constitute a "group" within Section 13(d) of the Securities Exchange Act of 1934.

Tsakos Holdings is a Liechtenstein foundation whose beneficiaries include persons and entities affiliated with the Tsakos family, charitable institutions and other unaffiliated persons and entities. The council which controls Tsakos Holdings consists of five members, two of whom are members of the Tsakos family. Under the rules of the Securities and Exchange Commission (the "SEC"), beneficial ownership includes the power to directly or indirectly vote or dispose of securities or to share such power. It does not necessarily imply economic ownership of the securities. Members of the Tsakos family are among the five council members of Tsakos Holdings and accordingly may be deemed to share voting and/or dispositive power with respect to the shares owned by Tsakos Holdings and may be deemed the beneficial owners of such shares. Tsakos Holdings owns all of the outstanding shares of Redmont and First Tsakos.

First Tsakos is a holding company organized under the laws of Liberia which owns the number of Common Shares indicated herein.

Redmont is a holding company organized under the laws of Liberia which beneficially owns the number of Common Shares indicated herein.
Residence or business address: The addresses of the principal offices of each of the Reporting Persons are as set forth on Schedule A. Schedule A is incorporated into and made a part of this Amendment No. 15.
Present principal occupation or employment: Attached as Schedule B is the name, principal occupation (where applicable) and business address of each member, executive officer and/or director of each of the Reporting Persons. Schedule B is incorporated into and made a part of this Amendment No. 15.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons nor any person listed on Schedule B has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons nor any person listed on Schedule B has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See above.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended by adding the following paragraph:

Between July 20, 2022 and July 28, 2022, First Tsakos acquired 60,000 Common Shares in open market transactions on the New York Stock Exchange for aggregate consideration of $685,675.42.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended by adding the following paragraph:

See the response to Item 3, which is incorporated by reference herein. None of the Reporting Persons has any plans or proposals with respect to any material change in the Company's business or corporate structure or, generally, any other action referred to instructions (a) through (j) of Item 4 of the form of Schedule 13D. Each of the Reporting Persons reserve the right to change their intentions, as they deem appropriate. Depending on market conditions and other factors that they may deem material, each of the Reporting Persons may, in privately negotiated transactions, in the open market or otherwise, purchase additional Common Shares and/or related securities, dispose of all or a portion of the Common Shares or related securities that they now beneficially owns or may acquire hereafter, and/or enter into transactions that increase or hedge their economic exposure to the Common Shares without affecting their beneficial ownership.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated in its entirety as follows:

See responses to Items 11 and 13 on the cover pages of this filing, which are incorporated herein by reference.

Tsakos Holdings is the sole holder of outstanding capital stock of First Tsakos and Redmont and may be deemed to have shared voting and dispositive power of the Common Shares reported by First Tsakos and Redmont.

The applicable percentage of ownership of each shareholder is based on the Company's 30,127,603 Common Shares outstanding as of April 4, 2025, as reported in the Company's filings with the SEC.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act, and together with Sea Consolidation S.A. of Panama, Intermed Champion S.A. of Panama, Methoni Shipping Company Limited, Tsakos Energy Management Limited., Panayotis Tsakos and Nikolas P. Tsakos, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists. As of the date of this filing, Sea Consolidation S.A. of Panama, Intermed Champion S.A. of Panama, Methoni Shipping Company Limited, Tsakos Energy Management Ltd., Panayotis Tsakos and Nikolas P. Tsakos beneficially or of record own 1,550,000, 893,500, 1,423,702, 1,075,000, 3,867,202 and 4,942,202 Common Shares, respectively. Together, the group would be deemed to beneficially own 8,246,805 Common Shares, constituting 27.4% of the outstanding common shares of the Company.
Number of shares as to which each person has sole or shared power to vote or dispose: See responses to Items 7, 8, 9 and 10 on the cover pages of this filing, which are incorporated herein by reference.
Transactions in the class effected during the past sixty days: None.
Other persons with the right to receive dividends or sale proceeds: No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by Redmont, First Tsakos or Tsakos Holdings.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended by adding the following exhibit:

Exhibit 1: Joint Filing Agreement, dated May 16, 2025, among Redmont Trading Corp., First Tsakos Investments Inc. and Tsakos Holdings Foundation.

## Signatures
- REDMONT TRADING CORP.: /s/ Ioannis Saroglou, Ioannis Saroglou/Director (05/16/2025)
- FIRST TSAKOS INVESTMENTS INC.: /s/ P. Efthymiadis, P. Efthymiadis/Director (05/16/2025)
- TSAKOS HOLDINGS FOUNDATION: /s/ Eleftherios Montanios, Eleftherios Montanios/Member (05/16/2025)
- TSAKOS HOLDINGS FOUNDATION: /s/ Michael Evangelista, Michael Evangelista/Member (05/16/2025)